UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          UgoMedia Interactive Corporation
-----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
-----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   90351R 10 6
-----------------------------------------------------------------------
                                 (CUSIP Number)

                               October 2, 2002
-----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [x]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




PAGE-1-




                                  SCHEDULE 13D

-------------------------------------
CUSIP NO. 90351R 10 6
-------------------------------------




-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Stephen Brock
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [X]
         (b)  [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               400,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                     400,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        400,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.42%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------




PAGE-2-





                            SCHEDULE 13D

-------------------------------------
CUSIP NO. 90351R 10 6
-------------------------------------




-----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Nevada Fund
-----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

-----------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-----------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)

[ ]
-----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
-----------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                               2,500,000
BENEFICIALLY                       ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-
ING PERSON                         ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                     2,500,000
                                   ------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                   ------------------------------------

-----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,500,000
-----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


[ ]
-----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.62%
-----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-----------------------------------------------------------------------





PAGE-3-




Item 1.  Security and Issuer.
         -------------------

Common Stock

UgoMedia Interactive Corporation

10011-123st. Suite 2303
Edmonton, Alberta
Canada



Item 2.  Identity and Background.
         -----------------------

(a) NAME OF ENTITIES FILING
Stephen Brock
Nevada Fund

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE
Stephen Brock, 1701 Valmora Street, Las Vegas, Nevada 89102
Nevada Fund, 1701 Valmora Street, Las Vegas, Nevada 89102

(c) OCCUPATION
Stephen Brock is the President of Nevada Fund.
Nevada Fund is a resident agent and investor.

(d) CRIMINAL PROCEEDINGS
None

(e) CIVIL PROCEEDINGS
None

(F) CITIZENSHIP
U.S.A.



Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Stephen Brock: Stock in lieu of cash for services rendered in the amount of $25,000 Nevada Fund: In exchange for $32,500, of which $7,500 was paid in cash and $25,000 is a note payable to the issuer due by October 1, 2003.



Item 4.  Purpose of Transaction.
         ----------------------

Stephen Brock: Investment
Nevada Fund: Control and influence of voting activities of the issuer




Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Stephen Brock beneficially owns 400,000 shares, or 4.42% of the issued and outstanding common stock of the Issuer.
Nevada Fund beneficially owns 2,500,000 shares, or 27.62% of the issued and outstanding common stock of the Issuer.



Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
          -----------------------------------

                  N/A


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  N/A




PAGE-4-



                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


             Date:  December 2, 2002



             By: Stephen Brock, Individually

             Signature: /s/ Steven Brock
                       -------------------

             By: Stephen Brock, obo Nevada Fund

             Signature: /s/ Stephen Brock
                       -------------------





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
















PAGE-5-




                        EXHIBIT INDEX


Exhibit	      Description
-------       -----------
   A	  Joint Filing Agreement























PAGE-6-



Exhibit A

                      JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D
(or any amendment thereof) relating to the Common Stock of UgoMedia Interactive Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.


           Date:  November 26, 2002



           By: Stephen Brock, Individually

           Signature: /s/ Steven Brock
                     -----------------------


           By: Stephen Brock, obo Nevada Fund

           Signature: /s/ Stephen Brock
                     -----------------------



















PAGE-7-